Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:
ABN AMRO Holding N.V.
Commission File Number: 001-14624

Amsterdam, 21 September 2007

ABN AMRO offer update

ABN AMRO notes the announcement of Fortis today in which it provides details of its planned rights issue. Fortis also disclosed, in the trading update press release, measures proposed to the European Commission to meet anti-trust requirements.

Fortis has proposed to the European Commission that certain businesses of ABN AMRO in the Netherlands, notably Hollandsche Bank Unie NV, 13 advisory branches and two Corporate Client Units could be sold.

Fortis is currently in discussions with the European Commission regarding these proposals. The European Commission is expected to make further announcements, at the latest by 3 October 2007. As discussions are continuing, it is not possible to provide clients and staff with further details at this moment. During the whole process, the highest level of customer service will continue to be guaranteed.

Fortis and ABN AMRO will follow appropriate procedures in full consultation with regulators, the Central Workers Council, unions and all other relevant parties.

Press contact: +31 20 6288900
IR contact: +31 20 6287835

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. ("ABN AMRO"). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the outcome of the offers for our business by Barclays PLC ("Barclays") and the consortium of Banco Santander Central Hispano, S.A., Fortis SA/NV and the Royal Bank of Scotland Group plc ("RBS" and collectively, the "Consortium"); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission (the "SEC"). For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the SEC and to any subsequent reports furnished or filed by us with the SEC. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information

Barclays has filed with the SEC a Registration Statement on Form F-4, which contains a prospectus, and a Tender Offer Statement on Schedule TO. RBS has filed with the SEC a Registration Statement on Form F-4, which contains a prospectus, and RFS Holdings B.V., Fortis N.V., Fortis SA/NV, Fortis Nederland (Holding) N.V., RBS, Banco Santander Central Hispano, S.A.. and Santander Holanda B.V. have filed with the SEC a Tender Offer Statement on Schedule TO. ABN AMRO has filed with the SEC Solicitation/Recommendation Statements on Schedule 14D-9 in respect of the offer by each of Barclays and the Consortium.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTIONS IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain a free copy of such filings without charge at the SEC's website (http://www.sec.gov). Copies of the prospectus contained in the Barclays Form F-4 may also be obtained, without charge, from Barclays and copies of the prospectus contained in the RBS Form F-4 may also be obtained, without charge, from RBS.

The publication and distribution of this document and any separate documentation regarding the intended offer, the making of the intended offer and the issuance and offering of Barclays and RBS ordinary shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.